Exhibit 99.1

Ferrari releases its 2016 Annual Report and
files annual report on Form 20-F

Maranello (Italy), March 3, 2017 - Ferrari N.V. (NYSE/MTA: RACE) announced today that it has published its 2016 Annual Report and filed its annual report on Form 20-F, including financial statements for the fiscal year ended December 31, 2016, with the United States Securities and Exchange Commission.

Ferrari’s 2016 Annual Report and annual report on Form 20-F are available under section Investors/Regulatory Filings and Press Releases on Ferrari’s corporate website at http://corporate.ferrari.com, where they can be viewed and downloaded1. Shareholders may request a hard copy of these materials, which include Ferrari's audited financial statements, free of charge, through the contact below.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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1 The 2016 Annual Report, including information concerning The Netherlands as Home Member State, and the annual report on Form 20-F are available on the Company’s corporate website (http://corporate.ferrari.com) at http://corporate.ferrari.com/en/investors/results/reports and at http://corporate.ferrari.com/en/investors/regulatory-filings-and-press-releases/sec-filings

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977